

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 17, 2018

Barron P. McCune, Jr.
Chief Executive Officer
CB Financial Services, Inc.
100 North Market Street
Carmichaels, PA 15320

      Re: **CB Financial Services, Inc.**
              Registration Statement on Form S-4
              Filed January 11, 2018
              File No. 333-222512

Dear Mr. McCune:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

                   Sincerely,

                   /s/ Era Anagnosti

                   Era Anagnosti
                   Acting Assistant Director
                   Office of Financial Services

cc: Jeffrey M. Cardone, Esq.